Exhibit 2

LEEWARD INVESTMENTS, LLC

December 14, 2007

Mr. T. Michael Scott
Chairman
Special Committee to the Board of Trustees
American Community Properties Trust
222 Smallwood Village Center
St. Charles, MD  20602

Dear Mr. Scott:

I’m writing on behalf of Leeward Capital, L.P., which has been a significant shareholder of American Community Properties Trust (“ACPT”) for many years.  Leeward Capital currently owns more than five percent of ACPT’s outstanding shares.  As you know, Leeward Investments, LLC is the General Partner of Leeward Capital and I am the Manager of Leeward Investments.

It has now been nearly five months since Mr. J. Michael Wilson and his affiliates (the “Wilson Group”) publicly disclosed that they were evaluating a possible buyout of ACPT.  During that interval, ACPT has reported spending considerable sums on its own strategic planning efforts and on the Wilson Group’s evaluation.  Based on ACPT’s public filings, it appears these expenditures may be approaching $1 million.  At the same time, shareholders have suffered from the elimination of the quarterly dividend and from new business uncertainties disclosed in the third quarter press release.

We believe it is time for the Special Committee and ACPT to reach closure on the Wilson Group’s effort, or to move beyond it.  Enough time and money have been spent, with no demonstrable benefit to shareholders and no apparent productive end.  As you are aware from our previous communications, we are convinced that many other paths exist for enhancing shareholder value and, in particular, for reducing the significant gap between ACPT’s current stock price and the estimated Net Asset Value.  We encourage you and the Board to expeditiously pursue one or more of the following alternatives:
  Initiate a stock repurchase program and/or conduct a tender offer for 5-10 percent of ACPT’s outstanding shares.
  Restore the quarterly dividend at an increased level.
  Further enhance ACPT’s disclosures to make the value of key assets more apparent to the investment community.
  Convert ACPT to a REIT or C-corp to fulfill ACPT’s founding goals of creating a “broader market for [the] Common Shares” and making ACPT an “attractive investment for pension funds and mutual funds.”
  Expand the current strategic planning process so that the Board, with the support of the Wilson Group, takes a lead in soliciting third-party proposals that may lead to an acquisition or recapitalization benefiting all ACPT shareholders.

Mr. T. Michael Scott
December 14, 2007
Page Two

Some of these steps require financial resources and we agree with the Board’s view that ACPT should, at this time, be cautious with its capital.  However, we believe ACPT has ample access to capital.  This view has been supported by conversations with large investors who indicated an interest in assisting ACPT with additional financing.  We further believe that, if the Board publicly solicits third-party proposals, it is likely to obtain commitments that will be attractive to all shareholders, including the Wilson Group.  In that regard, we want to convey our own potential interest and would welcome the opportunity to discuss that possibility with you and the Wilson Group if the current process does not quickly reach a constructive conclusion.

We were encouraged by the Wilson Group’s July disclosure and would be willing to support a fair and reasonable buyout proposal.  Given the lack of demonstrated progress in recent months, however – together with the escalating costs associated with the process – we believe the Committee should pursue other strategies that are readily available and that have a high probability of success.  We hope the Wilson Group will support you and we stand ready to assist you, the Board, and ACPT in any way we can.

Sincerely,

/s/  Eric Von der Porten
Eric Von der Porten
Manager